UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒           Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐           No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐           No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐           No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

Normus Empreendimentos e

Participações Ltda.

Report on the net book value based on the

accounting records at August 31, 2013

(A free translation of the original in Portuguese)

Report on the net book value
based on the accounting records

To the Management and Quotaholders

Normus Empreendimentos e Participações Ltda.

Information on the audit firm

1                                         PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated July 31, 2013, in the process of registration in the same 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under No. 108.902, on May 4, 2011, represented by its undersigned partner, Mr. Carlos Eduardo Guaraná Mendonça, Brazilian, married, accountant, holder of Identity Card No. 06.752.188, enrolled in the Individual Taxpayers Register (CPF) under No. 401.371,636-49 and the Regional Accounting Council of the State of São Paulo under No. ISP 196994/O-2, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Normus Empreendimentos e Participações Ltda. (the “Company”), to proceed with the report of the net book value as of August 31, 2013, according to accounting practices adopted in Brazil. The results of this engagement are presented below.

The objective of the report

2                                         The objective of the report on the net book value as of August 31, 2013 of Normus Empreendimentos e Participações Ltda. is its merger into Fibria Celulose S.A. at September 30, 2013.

Management’s responsibility
for the accounting information

3                                         Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error.

PricewaterhouseCoopers, Av, Francisco Matarazzo 1400, Torre Torino, São Paula SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

Normus Empreendimentos e Participações Ltda.

Scope of the work and responsibility
of the independent auditors

4                                         Our responsibility is to express a conclusion on the net book value of the Company as of August 31, 2013, based on audit procedures applied to the Company’s balance sheet. Our audit was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book value used for the preparation of our report is free from material misstatement.

5                                         An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the net equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6                                         Based on the work performed, we conclude that the amount of R$ 1,349,762,114.82, according to the balance sheet at August 31, 2013, as stated in the accounting records and summarized in the Attachment hereto, represents, in all material respects, the net book value of Normus Empreendimentos e Participações Ltda., in accordance with accounting practices adopted in Brazil.

São Paulo, September 11, 2013

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

/s/ Carlos Eduardo Guaraná Mendonça

Carlos Eduardo Guaraná Mendonça

Contador CRC 1SP196994/O-2

Attachment to the report on the net book value

based on the accounting records

issued on September 11, 2013

Normus Empreendimentos e Participações Ltda.

Condensed balance sheet
at August 31, 2013	(A free translation of the original in Portuguese)

Reais
Assets

Current assets
Cash and cash equivalents	67,427.05
67,427.05

Non-current assets
Investments	1,349,694,687.77
1,349,694,687.77
Total assets	1,349,762,114.82

Reais
Liabilities and equity

Equity
Capital	57,554,846.74
Revenue reserve	1,107,822,644.64
Retained earnings	184,384,623.44

Total equity	1,349,762,114.82

Total liabilities and equity	1,349,762,114.82

*              *              *

This attachment is an integral and inseparable part of the report on the net book value based on the accounting records of Normus Empreendimentos e Participações Ltda., issued by PricewaterhouseCoopers Auditores Independentes on September 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO